Filed by E.piphany, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: E.piphany, Inc. Commission File No: 000-27183

E.piphany Acquires Octane

                                                           FOR IMMEDIATE RELEASE

     E.PIPHANY ENTERS INTO DEFINITIVE AGREEMENT TO ACQUIRE OCTANE SOFTWARE

     NEXT-GENERATION SOFTWARE COMPANIES COMBINE TO PROVIDE FIRST WEB-BASED,
         INTEGRATED SUITE OF INTELLIGENT CUSTOMER INTERACTION SOLUTIONS

     SAN MATEO, Calif. - March 15, 2000- E.piphany, Inc. (Nasdaq: EPNY), a leading provider of customer-focused analytic, campaign management and real-time personalization applications, today announced that it has signed a definitive agreement to acquire privately-held Octane Software, Inc., a next-generation provider of multi-channel customer care applications for sales, service and support. The combination extends E.piphany's first mover advantage by establishing the only web-based, intelligent solution that coordinates and unifies all inbound and outbound interactions with customers in real-time. Together, E.piphany(TM) and Octane(TM) serve more Than 125 industry-leading enterprises in e-commerce, financial services, communications, consumer-packaged goods and technology, including American Express Company, Autoweb, Charles Schwab & Co., Compaq Computer Corp., Critical Path Software, GTE, Hewlett Packard Company, Internet Capital Group Inc., Procter & Gamble and WingspanBank.com.

     "To create a successful customer lifecycle management system, large enterprises must intelligently connect outbound sales and marketing with inbound service and support," said Barry Wilderman, Vice President of META Group's Application Delivery Strategic service. "We believe that vendors like E.piphany (with its acquisition of Octane), will deliver integrated suites of applications that span key components of both operational and analytical CRM."

     Under the terms of the definitive agreement, E.piphany will issue approximately 12.8 million shares of its common stock to the shareholders of Octane, or approximately 26.5% of the combined company on a fully diluted basis. The transaction will be accounted for as a purchase. The acquisition is subject to customary closing conditions, including the approval of E.piphany's and Octane's shareholders and regulatory approvals.

     "Today's announcement marks a defining moment for the entire CRM market," said Roger Siboni, president and CEO of E.piphany. "Both companies have invested in building the most sophisticated, web-based product architectures which will facilitate rapid integration of the two product suites, and raise the bar for any company who wishes to compete in this rapidly expanding market. Furthermore, the complementary nature of our business philosophies, vision, management team, employees, products, partnerships and vertical industries is remarkable."

         "E.piphany has clearly demonstrated its expertise and market leadership in providing real-time analytic and personalization technology to drive lifetime customer relationships," said Tim Guleri, CEO of Octane. "At the same time, our delivery of the leading Internet-based applications for sales, service and support has set a new standard in providing high value customer care. Together, we are able to dramatically expand our footprint in the market and provide a suite of solutions that we believe is generations beyond any other offering."

     Mr. Siboni added, "Upon completing the transaction, E.piphany will have an unparalleled management team, with more than 500 worldwide employees, including more than 60 `enterprise-class' quota carrying sales representatives. Combined, we have extensive relationships with leading system integrators, resellers, Internet infrastructure providers, and ASP partners. In addition, our shared vision, common culture and geographic headquarter proximity should enable a rapid and seamless integration of the two companies."

ABOUT OCTANE SOFTWARE

     Octane Software, Inc. is a next-generation provider of multi-channel customer interaction applications and infrastructure software for sales, service and support. Built by a team of customer relationship management industry experts, Octane enables companies to provide real-time, interactive customer care to engage, acquire and retain customers in the new Internet economy. With Octane 2000(TM), Octane's award-winning Web-based customer interaction suite, companies can manage business-critical relationships between customers, partners, suppliers and employees over a variety of touchpoints, including Web, email, chat, phone and fax. Octane 2000's open Internet architecture provides a technology set including enterprise integration, Internet-class scalability, actionable business intelligence and a flexible design environment. Headquartered in San Mateo, Calif., with sales offices in Atlanta, Boston, Chicago, Phoenix, European headquarters in the United Kingdom and Asia Pacific headquarters in Australia, Octane can be reached at 1-650-295-6200, U.S. toll-free at 1-877-4OCTANE, via e-mail at info@Octane.com, or on the Web at www.Octane.com.

ABOUT E.PIPHANY

     E.piphany is the provider of real-time analytical applications that create a single enterprise-wide view of the customer enabling insight and personalized action across all touchpoints. The E.piphany E.4(TM) system is designed to help companies get, keep and grow customer relationships for the new Customer Economy. The E.4 system is an integrated suite of software solutions that enable companies to profile and analyze individual customer characteristics and preferences and then leverage that information to drive marketing campaigns and individually tailored products and services. The E.piphany E.4 system combines best-of-breed extraction, data warehousing, reporting, data mining, campaign management and real-time personalization into an integrated platform that eliminates the need to assemble and maintain multiple tools from various vendors. E.piphany E.4 integrates and manages information from existing front-and-back-office systems, third-party data, and other sources, turning every piece of enterprise-wide information into focused customer knowledge. E.piphany E.4 is the only customer-focused analytic, campaign management and real-time personalization application that is designed from the ground up around Internet technology. Headquartered in San Mateo, Calif., with worldwide sales and service centers and European headquarters in the United Kingdom, E.piphany can be reached at 1-877-764-4163 or on the Web at www.epiphany.com.


E.piphany and Octane will be hosting a press and analyst conference call at 8:00am PST, March 15, 2000. The call-in number is 1-800-553-0326 in the United States and 612-332-0718 for International callers.

                                       ###

The statements contained herein including those made by Mr. Siboni and Mr. Guleri constitute forward-looking statements which are subject to certain risks, including the risks that: the merger of the two companies may not be consummated due to failure to obtain timely regulatory and stockholder approval; the ability to integrate the two businesses after the merger; and the ability of the combined business to successfully compete. For a more extensive list of those risks, we refer you to the risk factors listed on the proxy statement/prospectus to be filed with the SEC in connection with the merger.


Additional Information and Where to find It
E.piphany plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and E.piphany and Octane expect to mail a Joint Proxy Statement/Prospectus to stockholders of E.piphany and Octane containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about E.piphany, Octane, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained by request from E.piphany by accessing the Investor Relations website at E.piphany, Inc. http://www.epiphany.com/irform.html or by mail to E.piphany, Inc., 1900 South Norfolk Street, San Mateo, California 94403, attention:
Investor Relations, telephone: 650-356-3800, or from Octane by sending mail to Octane, 2929 Campus Drive #101, San Mateo, California 94403, attention: Investor Relations, telephone: 650-295-6200.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, E.piphany files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by E.piphany at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. E.piphany's filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov. E.piphany and Octane and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from E.piphany and Octane stockholders in favor of, among other things, the adoption of the merger agreement, in the case of Octane, and the issuance of shares in connection with the merger, in the case of E.piphany. A complete description of these matters and a description of any interests that the directors and executive officers of Octane have in the merger will be available in the Joint Proxy Statement/Prospectus.




E.piphany, E.4 and the E.piphany logo are trademarks of E.piphany, Inc. Octane, Octane Software, Octane 2000, are trademarks of Octane Software, Inc.

KEYWORDS: EPM, Enterprise Performance Management, Analytic Applications, CRM, Customer Relationship Management, Database Marketing, ERP, Enterprise Resource Planning, ERM, Enterprise Relationship Management, DSS, Decision Support, data mart, data warehouse, Web, enterprise software, OLAP, ROLAP, data mining, E-Commerce, Sales, Marketing, Customer Service, Support, Enterprise Information Portals, E-Business, Personalization, E-Mail, Collaborative Filtering, 1-to-1 marketing, customer-centric, customer loyalty, lifetime value, mass customization, real-time, touchpoints, service and support

For sales or marketing information:
1900 S. Norfolk Street, Ste. 310
San Mateo, CA 94403
URL: www.epiphany.com

Press Contact:
     Heather McLellan, E.piphany, 650.356.3863, hmclellan@epiphany.com Jaia Zimmerman, Octane Software, 650.295.6365, jzimmerman@octane.com

Investor Relations Contact:
     Todd Friedman, E.piphany, 650.356.3934, tfriedman@epiphany.com

Filed by E.piphany, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: E.piphany, Inc. Commission File No: 000-27183

SCRIPT PREPARED FOR CONFERENCE CALL MARCH 15, 2000 8:00A.M. PST

Kevin Yeaman:

o Thank you, operator. I would like to welcome everyone. Hopefully by now you have seen our press release that was issued before the market opened today announcing that E.piphany has signed a definitive agreement to acquire privately-held Octane. If you do not have a copy, you can access one on our web site, or call Heather McLellan at 650-356-3863 and she will send you a copy.

o On today's call with me are Roger Siboni, president and CEO of E.piphany, and Tim Guleri, CEO of Octane.

o Before beginning, I'd like to read a short Safe Harbor Statement. During this call, we may make statements that are forward-looking. These include statements by Roger, Tim or me concerning future results, the expected effect of the Octane acquisition, the prospects for the combined company, and market opportunities generally. These forward-looking statements involve risks and uncertainties. We refer you to the risk factors listed in the prospectus from our recent common stock offering, as well as the documents related to the transaction and Octane's business to be set out in an S-4 registration statement we will be filing in connection with this transaction for a detailed description of these and other risks that could cause actual results to differ materially from our forward-looking statements.


CONFIDENTIAL                         PAGE 1                             03/15/00

o    With that said, I'd like to turn the call over to Roger Siboni.

Roger Siboni:

o    Thanks, Kevin.

o Today marks a defining moment for CRM. By announcing E.piphany's agreement to acquire privately-held Octane, a next-generation provider of multi-channel customer care applications for sales, service and support, we have extended our first mover advantage and established the only web-based, intelligent solution that coordinates and unifies all inbound and outbound interactions with customers in real-time. Together, E.piphany and Octane serve more than 125 industry leading enterprises in e-commerce, financial services, communications, consumer-packaged goods and technology, such as Amazon.com, American Express, Autoweb, Charles Schwab, Compaq, Critical Path, GTE, Hewlett Packard, Internet Capital Group, Procter & Gamble, and WingspanBank.com.

o But first, let me take a step back. You have all heard me speak consistently about our vision of providing software to the Fortune 1000 and leading dot coms that provides a single view of their customers enabling insight and action across all touch points in real time. Our web-based applications drive personalization through best of breed analytic and campaign management technology, and then feeds that rich customer data to call centers, web sites and e-mail systems.


CONFIDENTIAL                         PAGE 2                             03/15/00

o However, to really win in the Customer Economy, organizations must be able to reach out to their customers not only through traditional and e-commerce touchpoints, but also through the rapidly expanding set of inbound self-assisted touchpoints such as web, e-mail, chat, phone and fax. These new inbound marketing channels are equally critical for driving superior customer relationships and increasing an organization's profitability and revenue.

o Octane Software is the next generation company that understands these inbound channels. They provide the touch points that allow companies to automate and integrate all their interactions with their customers and partners in a consistent and seamless fashion. Simply put, where E.piphany stops, Octane starts, extending the closed loop marketing solution that we deliver.

o The combination of these two companies bridges the final gap between outbound sales and marketing and inbound service and support. Together we define a new generation of intelligent customer relationship management solutions that set the standard for optimizing all customer interactions in real-time, whether consumer, partner or supplier, based on fact-based understanding of that customer.

o Many of you have heard us say before that the three things we look for in a company are people, products and customers. We could not have found a more complementary fit than Octane in all three areas.

o Their management team and employee base share a culture and vision with E.piphany that breeds success. I'll be turning the call over to Tim Guleri in a moment to talk about Octane,


CONFIDENTIAL                         PAGE 3                             03/15/00
     but let me say that we found in their management team a group of individuals with extensive experience in the CRM space, and a shared drive to create the next great enterprise software company.

o Our product lines are also extremely complementary, with virtually no overlap. In the immediate term, we will take advantage of our similar web-based architecture to begin the initial steps of integrating our product suites.

o In addition, we share similar strengths in customer verticals, and Octane brings some important additions. There is almost no overlap in the customer base, providing a good foundation for cross selling our products.

o We have also talked recently about our strategy to drive personalization in digital marketplaces, and Octane has already demonstrated excellent traction with a number of exchange customers, including Tradiant, ChemConnect, Buzzsaw.com, Equipp.com, and Amdax.com.

o Finally, let it not go without saying that Octane provides us with the further benefit of being located here in San Mateo, helping us to solve the ongoing Silicon Valley real estate challenge. Thanks, Octane!

o As the CRM market continues incorporate new channels of communication and real-time personalization, E.piphany and Octane emerge as the clear market leader. The market opportunity is there for the taking.


CONFIDENTIAL                         PAGE 4                             03/15/00

o Now, I would like to introduce Tim Guleri, CEO of Octane. Tim and I have been sharing our ideas on this market for the past year, and more recently, have been exploring the complementary nature of our companies. During this time I've come to know Tim as a true visionary and builder as seen in the success of his company, the management team he has attracted to join him, and the quality of Octane's customers.

o    With that, I'll turn the call to Tim.

Tim Guleri:

o    Thanks, Roger.

o This is a great moment for Octane. I believe this combination puts us in the driver's seat to be a dominant, next generation enterprise software company. From Octane's inception, we recognized that next-generation customer care applications had to not only support multiple channels of communication, but would also have to have the intelligence to drive highly personalized, predictive interactions in real time. Recognizing that our market is converging with the space where E.piphany operates today, we decided to join forces, moving well ahead of a splintered group of competitors and raising the bar to an even higher level.

o    Let me begin by telling you a bit more about Octane.


CONFIDENTIAL                         PAGE 5                             03/15/00

o We founded Octane in 1997 with the vision of building an Internet-architected application and infrastructure for customer management. At that time, only a handful of client/server, legacy technology providers existed and all were approaching the market from a piece part perspective. We recognized early on that the Internet would fundamentally change how companies would interact with their customers. We saw a new space emerging that required the scalability, flexibility and multi-channel support of a true Internet-based solution, combined with the sales, service and support functionality of a traditional CRM application.

o To further execute on our vision, we can't think of a better combination than Octane and E.piphany.

o Octane provides businesses with a single Internet-based application for managing all aspects of their customer relationships. Octane enables organizations to efficiently sell, service and support customers, suppliers and partners across all touch points, including the Web, phone, email, on-line chat and fax. Because all of these interactions share common business information and processes, customers receive a consistent level of service regardless of their chosen point of interaction. Moreover, employees or partners using Octane 2000 to interact with a customer can access that particular customer's entire interaction history, regardless of the channel of communication or whether the interaction was agent-assisted or automated.

o For example, a large manufacturer of personal computers, receives approximately 26 million customer touches or interactions per year. The company's goal is to drive a higher percentage of these touches to the web by using Octane software. As a result, the


CONFIDENTIAL                         PAGE 6                             03/15/00
     organization will increase sales, service and customer satisfaction levels while decreasing costs. Although this is just one example, as we have a number of Fortune 1000, dot com and B2B companies using our software, it illustrates the power of an intelligent multi-channel solution.

o Functionally, Octane 2000 offers extensive features and capabilities to automate key business processes, including contact management, product and service requests, knowledge management, customer self-service and sales automation. Underlying all Octane 2000 applications is a powerful web-based infrastructure that provides Internet-class performance and scalability as well as out-of-the-box interfaces and tools to link to leading commerce engines, communications servers and other enabling technologies. Octane also features a powerful object-oriented design environment for everything from modeling business processes to designing the user interface. I want to be very clear that we can sit on top of existing infrastructure that companies have so they do not need to reengineer their existing systems.

o Together, I believe we will define the standards that all companies in the Customer Economy must follow if they want to compete in this market. All solutions moving forward must include these elements: 1) They must be driven by customer analytics, campaign management and real-time personalization. 2) They must seamlessly span all customer touch points. 3) They have to provide a single view of the customer to an audience of employees and business partners. 4) They need to offer true real-time personalization to optimize every interaction. And 5) they must be web-based from the ground up.


CONFIDENTIAL                         PAGE 7                             03/15/00

o As we have looked closely at E.piphany, the decision to forge this combination became clear. The complementary nature of our business philosophies, vision, management team, employees, products and vertical industries is remarkable. Recognizing the synergies that existed, we realized that together we could combine our extraordinary momentum to execute more quickly in bringing solutions to this highly competitive, fast moving market. We're joining forces because if you look at the history of emerging software markets, there is only one number one.

o I'd be happy to answer more questions about Octane during the Q&A. But first, Kevin will provide some of the transaction details.

Kevin Yeaman:

o    Thank you, Tim.

o Under the terms of the definitive agreement, E.piphany will issue approximately 12.8 million shares of its common stock to the shareholders of Octane. After the deal closes, Octane's shareholders will own approximately 26.5% of the combined company on a fully diluted basis. The transaction will be accounted for as a purchase and is subject to customary closing conditions, including the approval of Octane's stockholders, our stockholders and regulatory approvals. We would like to close the transaction before the end of the second quarter and will be working aggressively toward that goal.


CONFIDENTIAL                         PAGE 8                             03/15/00

o Upon completing the transaction, E.piphany will have more than 125 customers and more than 60 quota carrying representatives. And like E.piphany, Octane recognizes most of its revenue over time. Octane recognized revenue during 1999, including license and service, of approximately $3 million. In just the last five months, they have booked license transactions, excluding services, totaling over $8 million, most of which will be recognized over time. Similar to E.piphany, their solution sales are recognized over the implementation period and a substantial portion of their bookings will be recognized ratably over time. As I said earlier, we will issue common stock equaling approximately 26.5% of our fully diluted shares. We believe that this combination could contribute at least that percentage of revenue to the combined Company for the second half of 2000, and more than that percentage of revenue during 2001. Octane has grown its sales capacity significantly and therefore most of Octane's 30 quota carrying representatives are just beginning to reach full productivity.

o Octane currently has over 200 employees. We expect it to make up approximately 40% of the combined employee base of over 500 employees upon closing the transaction.

o We expect the transaction to result in increased losses in absolute dollars and on a per share basis in the short term, but do not expect the transaction to negatively impact our time to profitability.

o We will have more specific revenue and expense guidance when the transaction closes.


CONFIDENTIAL                         PAGE 9                             03/15/00

o    With that, I'd like to turn the call back to Roger for closing comments.

Roger Siboni:

o Before taking questions, I want to thank everyone for joining us today. As you can see, we're excited about this announcement and we believe we've got the teams to make it work.

o    Operator, we'd like to open the call to questions.

Additional Information and Where to find It

E.piphany plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and E.piphany and Octane expect to mail a Joint Proxy Statement/Prospectus to stockholders of E.piphany and Octane containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about E.piphany, Octane, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained by request from E.piphany by accessing the Investor Relations website at E.piphany, Inc. http://www.epiphany.com/irform.html or by mail to E.piphany, Inc., 1900 South Norfolk Street, San Mateo, California 94403, attention:
Investor Relations, telephone: 650-356-3800, or from Octane by sending mail to Octane, 2929 Campus Drive #101, San Mateo, California 94403, attention: Investor Relations, telephone: 650-295-6200.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, E.piphany files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by E.piphany at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. E.piphany's filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov. E.piphany and Octane and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from E.piphany and Octane stockholders in favor of, among other things, the adoption of the merger agreement, in the case of Octane, and the issuance of shares in


CONFIDENTIAL                         PAGE 10                            03/15/00
connection with the merger, in the case of E.piphany. A complete description of these matters and a description of any interests that the directors and executive officers of Octane have in the merger will be available in the Joint Proxy Statement/Prospectus.


CONFIDENTIAL                         PAGE 11                            03/15/00

Filed by E.piphany, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: E.piphany, Inc. Commission File No: 000-27183



                             E.PIPHANY AND OCTANE TO
                                COMBINE AND OFFER
                   INTELLIGENT CUSTOMER INTERACTION SOLUTIONS




[E.piphany Logo]                                                   [Octane Logo]




                               WHITE PAPER AND FAQ

                                                                MARCH 15TH, 2000

================================================================================

E.piphany has signed a definitive agreement to combine with Octane Software - a next-generation provider of Internet architected, multi-channel customer interaction applications for sales, service and support. Octane's solutions allow companies to provide agent assisted and automated interactions with their customers across all touchpoints in a consistent and seamless fashion. The combination of E.piphany's analytic, campaign management and real-time personalization solutions with Octane's applications and technologies will define a new generation of intelligent customer interaction systems.

CURRENT ENVIRONMENT

As competition has increased across all industries and the Internet dramatically alters the economic environment, market power has shifted to the customer. In fact, at E.piphany, we refer to the new economic environment as the Customer Economy. Consequently, efficiencies in managing customer relationships and marketing at a one-to-one level have emerged as a competitive imperative. To execute on this imperative, companies are automating critical front office business processes across all customer touch points, including the Web, telephone, email, chat, fax, etc. Businesses are also seeking to analyze the data collected during customer interactions and act on that information to better sell, service and market to each customer as an individual. However, the challenge of choosing amongst the hundreds of legacy and point solution vendors that claim a role in the customer relationship management (CRM) software industry is overwhelming and ineffective.

Traditional CRM solutions have fallen short of meeting the needs of leaders in today's Customer Economy. Vendors of these legacy client/server CRM products have focused on automating front office business processes. However, these solutions are limited by their architecture, an inability to support the channel, and they have failed to improve interaction effectiveness because they have not integrated powerful analytics, campaign management and real-time personalization. Moreover, client/server architectures have made implementation and maintenance expensive and hindered these vendors from truly embracing the power of the Web. Functionally, these systems have focused on automating separate channels or departments rather than unifying and coordinating all touchpoints to create a single view of the customer. Faced with the imperative of the Customer Economy, businesses are seeking a new generation of customer relationship management software.

Today, most of the Fortune 1000 have not implemented a truly integrated and intelligent customer interaction system. For example, a recent study by the META Group (December 1999) found that while many companies are automating disparate channels with CRM, most are not implementing true integrated systems that marry all channels and provide a single view of the customer. In the study, 80% of the customers surveyed had at least one operational CRM application and 40% had enabled more than one channel with CRM. However, 25% had not integrated their CRM solution with the analytical environment that would allow them to assess their CRM data. The findings of the survey indicated that while many companies have begun to implement a CRM solution, most are implementing point solutions that do not provide a single view of the customer. In order to implement an intelligent customer interaction system, organizations must seamlessly integrate Operational CRM - which automates customer oriented business processes -- and Analytical CRM -- analytical applications that allow organizations to better understand customers and create more meaningful interactions -- as well as Collaborative CRM -- applications that facilitate interactions between customers and businesses. Meta summarized by saying that the current incarnation of CRM is a "misnomer" and that true CRM will come about "slowly."

INTRODUCING THE INTELLIGENT CUSTOMER INTERACTION SYSTEM

The combination of E.piphany and Octane rapidly accelerates the realization of truly intelligent customer interaction systems for the Customer Economy. The combination of E.piphany's leading analytical, campaign management and real-time personalization solutions with Octane's comprehensive operational CRM applications creates the leader in providing the next generation of web-based CRM solutions.

E.piphany addresses the new customer imperative with Software for the Customer Economy -- an integrated, closed-loop suite of Analytic CRM software solutions. E.piphany's E.4 system allows companies to identify their customers by extracting and aggregating customer data from all existing enterprise systems. Companies can then use the E.4 system to differentiate their customers using powerful data mining technologies designed to profile and segment customers. Leveraging these

================================================================================
dynamic customer profiles, companies can then plan how to best interact with their customers by designing and executing one-to-one marketing campaigns. As companies gain a comprehensive understanding of each customer, they can then use real-time, fact-based predictive modeling and execution to personalize every customer interaction.

Octane brings to E.piphany the next-generation of operational CRM solutions to complete a comprehensive CRM offering. Octane provides businesses with a single internet architected application for managing all customer interactions with customers, suppliers and partners across all touchpoints, including the Web, telephone, email, on-line chat, fax, etc. Because all of these interactions can be managed by Octane's single universal workflow, customers receive a consistent experience regardless of their chosen point of interaction. Moreover, employees using Octane 2000 to interact with a customer have access to the entire thread of past interactions with that particular customer across all touchpoints. Functionally, Octane 2000 offers extensive features and capabilities to automate key business processes, including contact management, product and service requests, knowledge management, customer self-service and sales automation. Underlying all Octane 2000 applications is a distributed Internet infrastructure that provides the speed, interoperability and scalability required in the Internet age of business. Octane's applications can be designed and rapidly customized using a powerful drag and drop environment, enabling rapid customization, integration and implementation.

Combining these two industry leaders defines a new breed of intelligent customer interaction solutions that are:

o DRIVEN BY CUSTOMER ANALYTICS, CAMPAIGN MANAGEMENT AND REAL-TIME PERSONALIZATION. Traditional CRM solutions capture extensive customer information but are unable to analyze this information and immediately utilize the results and optimize customer interactions. E.piphany will combine its analytics, campaign management and real-time personalization with Octane's multi-channel sales, service and support applications to cross-sell, up-sell or simply improve each customer's experience during every customer interaction.

o SPAN ALL CUSTOMER TOUCH POINTS. Some of the new point solutions tend to focus on a single point of customer interaction, such as sales force automation or email management. Octane 2000 provides a robust software application designed to address a full range of customer interactions across all touchpoints, including the Web, telephone, email, on-line chat, fax, etc. Now businesses can not only capture information about every customer interaction, but also provide consistent interactions with each customer, regardless of the point of interaction.

o PROVIDE A SINGLE VIEW OF THE CUSTOMER. Most IT environments are heterogeneous, with multiple disparate systems automating discrete business processes. To create a single view of the customer, software must be capable of drawing data from, and integrating with, all existing enterprise systems such as e-commerce servers, business-to-business exchanges, existing client/server CRM applications, ERP systems and data warehouses. Both E.piphany and Octane designed their software solutions with open architectures and data integration capabilities that address the challenges of these inherently complex and heterogeneous environments. This single view of the customer will dramatically enhance a company's ability to understand its customers and compete effectively in the Customer Economy.

o OFFER TRUE REAL-TIME PERSONALIZATION TO OPTIMIZE EVERY INTERACTION. Traditional analytic and campaign management systems operate only in a batch mode and are therefore incapable of providing fact-based personalization in real time when a customer visits the Web site, sends an email, or calls a call center. E.piphany holds a leadership position in real-time, fact-based personalization. Combining this unique capability with Octane's applications for managing the entire sales, service and support cycle empowers businesses to turn every customer interaction into an opportunity for cross-selling, up-selling and more personal interaction.

o WEB-BASED FROM THE GROUND UP. Traditional CRM solutions were developed during the client/server era and therefore are expensive to deploy and maintain, difficult to use, don't scale well and are restricted to internal use. Both Octane and E.piphany designed and developed their products from the ground up on Web-based architectures. Accordingly, the combined company is uniquely

================================================================================
positioned to offer integrated solutions that are rapidly deployable, easy to maintain, easy-to-use and accessible by all employees, customers and partners.


INTELLIGENT CUSTOMER INTERACTION SYSTEMS IN ACTION

The combined vision and opportunity of E.piphany and Octane is compelling. The combination of these two companies bridges the gap between outbound sales and marketing and inbound service and support. To illustrate this vision, imagine the following scenario.

     An information technology professional is interested in investigating new Internet networking technology from one of her company's established vendors. She starts at the company's Web site. She investigates the company's products and decides that she isn't interested in purchasing today but would like to be kept up to date on their product offerings. So, she opts to receive future updates on the company's products. Two weeks later she receives a targeted email from the vendor indicating that the new products are available. Moreover, the email indicates that because her company had made significant purchases from the vendor last year, she is qualified for a 10% discount. Excited that the new equipment is available and meets her budget, she clicks on the embedded link that directs her to the company's site. When she arrives at the site, it includes a dynamically generated recommendation that she investigate a specific model of the networking equipment that meets the bandwidth requirements detailed in her profile.

     Later, after having decided to buy the new product, she encounters some difficulty with the site's configuration capability and therefore clicks on the "help" button. Immediately, the system routes her to sources of information relevant to her product selection and also offers access to live assistance from a support representative. After reviewing the presented documents, the customer chooses live support and receives a variety of communication options. She selects a real-time "Web chat." Instead of routing her to just any agent, the system intelligently routes her to the representative best qualified to address her problem. During the chat session, the representative is able to converse and send relevant Web pages to her browser. After the sale has been successfully completed, she receives a confirmation email with a service plan offer, which she accepts simply by clicking on an embedded link.

     A year later, major increases in her company's network traffic cause her company's system to crash. The IT professional receives an irate email from the CEO telling her she needs to resolve the problem. She logs on to the vendor's Web self-service application and logs a service request. The support system queues the service request based on the terms of her agreement to a support technician who matches the required skills. The technician accesses the system's extensive knowledgebase to resolve the problem and bring the customer online. When he logs the resolution, he immediately receives a message to up-sell a newer version of the product that can handle greater traffic and save the customer repeated service calls.

     The problem is resolved quickly and she sends an email to her boss telling him that she has solved the problem and recommends that the company extend their contract with the vendor to continue the valuable relationship.


The technology to enable these interactions is here today through the combination of E.piphany and Octane. As a single company under the E.piphany name, we are empowering companies to gain leadership in the Customer Economy. In addition to our innovative software solutions, the combined company will have well over 500 employees committed to its customers' success. This commitment is validated by the satisfaction of our already more than 125 "Click & Mortar" and "Dot.com" customers, including American Express, Autoweb, Charles Schwab, Compaq, Critical Path, GTE, Hewlett Packard, Internet Capital Group, Procter & Gamble, and WingspanBank.com.

================================================================================

QUESTIONS AND ANSWERS REGARDING THE E.PIPHANY/OCTANE COMBINATION

WHO IS E.PIPHANY?
E.piphany is the leading provider of customer focused analytic, campaign management and real-time personalization applications. E.piphany's customer analytics and personalized marketing solutions create a single view of the customer and provide real-time insight and action across all customer touchpoints. E.piphany has more than 80 customers, and 1999 revenues of more than $19M, an increase of more than 500% over 1998.

WHO IS OCTANE?
Octane is the next generation leader in multi-channel customer care applications for sales, service and support built on a web-based architecture. Octane provides businesses with a single suite of customer interaction applications and infrastructure to efficiently interact with customers, suppliers and partners across all touchpoints, including the Web, telephone, email, on-line chat, fax, etc. Octane has been shipping product since April 1999, and already has more than 40 customers worldwide.

WHAT IS TODAY'S NEWS?
E.piphany Inc. today announced that it has signed a definitive agreement to acquire privately-held Octane. The combination redefines the CRM market and extends E.piphany's first mover advantage by establishing the only Web-based, intelligent solution that coordinates and unifies all inbound and outbound interactions with customers in real-time. Together, E.piphany and Octane serve more than 125 industry leading enterprises in e-commerce, financial services, communications, consumer-packaged goods and technology.

WHAT DOES OCTANE BRING TO E.PIPHANY? HOW DOES THE TECHNOLOGY INTERFACE WITH E.PIPHANY'S?
Octane's Web-based solutions allow companies to automate and coordinate interactions with their customers across all touchpoints in a consistent and seamless fashion. Octane's suite of customer interaction applications and infrastructure enable companies to efficiently interact with customers, suppliers and partners across the Web, telephone, email, on-line chat, fax, etc. Using Octane, companies can provide their customers with a consistent experience regardless of their chosen point of interaction or if they switch between touchpoints throughout the process. Octane's technology will extend E.piphany's functionality to provide complete inbound customer interactions.

WHAT ARE THE KEY BENEFITS TO CUSTOMERS?
The combination of these two companies bridges the gap between outbound sales and marketing and inbound service and support. Together we define a new generation of intelligent customer interaction solutions that set the standard for optimizing all customer interactions in real-time, whether consumer, partner or supplier, based on fact-based understanding of that customer.

WHO ARE E.PIPHANY'S AND OCTANE'S CUSTOMERS AND WHAT VERTICAL MARKETS DO THEY SELL INTO?
Together, E.piphany and Octane serve more than 125 industry-leading enterprises in e-commerce, financial services, communications, consumer-packaged goods and technology, such as American Express, Autoweb, Charles Schwab, Compaq, Critical Path, GTE, Hewlett Packard, Internet Capital Group, Procter & Gamble, and WingspanBank.com.

WHAT PRODUCTS DOES OCTANE SELL?
Octane sells a suite of customer interaction applications. The Octane2000 suite is designed to enable users the ability to perform service, sales and support activities all from a single system and across any communication channel - including web, email, telephone, chat, and fax. The functionality can be utilized in a self or assisted mode.

WHAT PRODUCT INTEGRATION PLANS DO YOU HAVE?
One of the real benefits of this combination is that Octane and E.piphany products can be used together immediately. Further integration plans will be decided over the coming months.

================================================================================

HOW SOPHISTICATED IS THE OCTANE TECHNOLOGY?
Octane technology is viewed as superior to existing client/server and point solution CRM offerings. It has a very well thought out system infrastructure that provides an intelligent communication platform for all touchpoints, a unified view of customer events, and is built to support growth and scalability.

WHAT IS THE TIMELINE FOR INTEGRATING THE COMPANIES?
Once we obtain the necessary regulatory approvals, we will begin re-mapping the organizational structure, defining employee roles, cross-training, communication of HR practices, and providing social opportunities for employees of the two companies to meet. An integration team with broad representation from both companies will be formed immediately.

HOW MANY EMPLOYEES DOES THIS ADD TO E.PIPHANY? Combined, the company will have more than 500 employees.

WHERE DOES OCTANE HAVE OFFICES?
Octane is headquartered in San Mateo, Calif., with sales offices in Atlanta, Boston, Chicago, Phoenix, Miami and Seattle. European headquarters are in the United Kingdom and Asia Pacific headquarters are in Australia.


The statements contained herein constitute forward-looking statements which are subject to certain risks, including the risks that: the merger of the two companies may not be consummated due to failure to obtain timely regulatory and stockholder approval; the ability to integrate the two businesses after the merger; and the ability of the combined business to successfully compete. For a more extensive list of those risks, we refer you to the risk factors listed on the proxy statement/prospectus to be filed with the SEC in connection with the merger.

Additional Information and Where to find It

E.piphany plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and E.piphany and Octane expect to mail a Joint Proxy Statement/Prospectus to stockholders of E.piphany and Octane containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about E.piphany, Octane, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained by request from E.piphany by accessing the Investor Relations website at E.piphany, Inc. http://www.epiphany.com/irform.html or by mail to E.piphany, Inc., 1900 South Norfolk Street, San Mateo, California 94403, attention:
Investor Relations, telephone: 650-356-3800, or from Octane by sending mail to Octane, 2929 Campus Drive #101, San Mateo, California 94403, attention: Investor Relations, telephone: 650-295-6200.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, E.piphany files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by E.piphany at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. E.piphany's filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site

================================================================================
maintained by the Commission at http://www.sec.gov. E.piphany and Octane and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from E.piphany and Octane stockholders in favor of, among other things, the adoption of the merger agreement, in the case of Octane, and the issuance of shares in connection with the merger, in the case of E.piphany. A complete description of these matters and a description of any interests that the directors and executive officers of Octane have in the merger will be available in the Joint Proxy Statement/Prospectus.

================================================================================

                                [E.piphany Logo]



                                www.epiphany.com



FOR MORE INFORMATION CONTACT:

INVESTOR RELATIONS                               PUBLIC RELATIONS

TODD FRIEDMAN                                    HEATHER MCLELLAN
Director, Investor Relations                     Senior Public Relations Manager
E.piphany                                        E.piphany
1900 South Norfolk, Suite 310                    1900 South Norfolk, Suite 310
San Mateo, CA 94403                              San Mateo, CA 94403
(650) 356 - 3934                                 (650) 356 - 3863
tfriedman@epiphany.com                           hmclellan@epiphany.com

================================================================================

Filed by E.piphany, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: E.piphany, Inc. Commission File No: 000-27183

THE FOLLOWING IS A SLIDE SHOW PRESENTATION GIVEN BY E.PIHANY ON MARCH 15, 2000


Roger Siboni
CEO
E.piphany, Inc.

SLIDE ONE
This slide shows our logo and says "Software for the Customer Economy"


SLIDE TWO
Title: "E.pihany's Vision"
Text: "To provide the single view of the customer enabling insight and action across all touch points in real time."

SLIDE THREE
Title: "The E.4 Standard"
Graphic of four bubbles with the words "Identify," "Differentiate," "Interact," and "Personalize" in the bubbles, with the phrase "Real-time" in the middle.

SLIDE FOUR
Title: "Intelligent Customer Interaction"
Graphic of seven silos at bottom of screen with words "ERP," "SFA," "E-Commerce," "Legacy," "CTI," "Web," and "Exchange" written in the silos. Above the silos are four bars. The first bar says "Extraction/Transformation." The second bar says "EpiCenter Data Mart." The third bar says "E.4 Platform." The fourth bar says "Real-time & Synchronized Personalization." Surrounding the bars is a half circle with arrows at both ends of the semi-circle. Inside the arrows is the logo for Octane Software and the words "Platform & Applications." Within the semi-circle are seven circles with the words, "Telephony, Web, E-mail, Chat, Fax, Direct Mail, and Exchanges" within the circles.

SLIDE FIVE
Title: "Octane Overview"
Text: "
o    Founded in 1997
o    Headquartered in San Mateo
o    200+ employees
o    40+ customers

o    Seasoned management team
o    30+ enterprise-class quota reps
o    60+ engineers"

Slide Six
Title: "Vertical Customer Strength"
Slide has five sections with customer logos in each section.

Section "Financial Services:
Wells Fargo
Halifax
Sallie Mae
Charles Schwab
American Express
Citibank
Fair Isaac
SBLI"
:
Section "Dot Com:
Amazon.com
WingspanBank.com
HomeGrocer.com
Cozone.com
ValueAmerica
SportsLine
E-Stamp
Critical Path
Della.com
Autoweb.com
IVillage
Expedia.com"

Section "Telecom:
GTE
Lucent Technologies
Vodaphone
USWest
DirecTV
Media One
Cablevision"

Section "Technology:
Microsoft
Agilent Technologies
Compaq

Macromedia
Autodesk
Network Appliance
Hewlett Packard"

Fifth Section (No title)
"CSAA
American Airlines
KPMG
Capital Blue Cross
Xerox
PSEG
Acxiom
Procter & Gamble
Hilton
Nissan
Electronic Arts
Peets Coffee & Tea"


SLIDE SEVEN
Title: "Sales and Distribution Model"
E.piphany logo in middle of slide with text "150+ sales, 140+ service" Graphic of logos
"Integrators & Consultants: PriceWaterhouseCoopers, KPMG, nexgenix, Hewlett Packard, iXL, Ernst & Young"
"Reselling & Hosting: Axciom, CardSystems, S1, Harte Hanks, Teletech, Bullseye Interactive, Pivotal, i2 Technologies"
"Internet Infrastructure: Broadvision, Vignette, Art Technology Group, Firepond, Calico Software"
"Application Service Providers: Wheelhouse, Interelate, Corio, Qwest Cyber.Solutions, Brigade, eAssist.com, eConvergent"

SLIDE EIGHT
Title "CRM Evolution"
Graphic of arrow going from bottom left to upper right. On arrow are three bubbles. Bubble One (bottom left) says "Legacy CRM: Siebel, Vantive, Clarify." Bubble Two says "eCRM: Kana, eGain, Primus." Bubble Three (top right) says "Intelligent Customer Interaction: logo of E.piphany."

SLIDE NINE
Title: "CRM Competitive Landscape"
Slide lists "E.piphany, Kana, Siebel and Oracle" and compares functionality among "Legacy Operational CRM applications, Web Operational CRM applications, and Analytical CRM applications." At bottom of slide is a list of other vendors, "Clarify, Vantive, Remedy, Quintus, Chordiant, Brightware, eGain, Primus, Annuncio,

MicroStrategy, Exchange, Broadbase, Informatica, NetPerceptions, and Prime Response."

SLIDE TEN
Title: "Future Directions"
Graphic of seven silos at bottom of screen with words "ERP," "SFA," "E-Commerce," "Legacy," "CTI," "Web," and "Exchange" written in the silos. Above the silos are four bars. The first bar says "Extraction/Transformation." The second bar says "EpiCenter Data Mart." The third bar says "E.4 Platform." The fourth bar says "Real-time & Synchronized Personalization." Surrounding the bars is a half circle with arrows at both ends of the semi-circle. Inside the arrows is the logo for Octane Software and the words "Platform & Applications." Within the semi-circle are seven circles with the words, "Telephony, Web, E-mail, Chat, Fax, Direct Mail, and Exchanges" within the circles.

SLIDE ELEVEN
Title: "Proven Management Team"
Text:
"Roger Siboni                    President & CEO (KPMG)
Jim Doehrman                     General Administrative Officer (IDG)
Phil Fernandez                   EVP Product Development (Red Brick)
Tim Guleri                       EVP Business Development (Scopus)
Tony Leach                       EVP Operations & Services (Oracle)
Kira Makagon                     Chief Technical Officer (Scopus)
Jeff Pulver                      EVP Marketing (Peoplesoft)
Karen Richardson                 EVP WW Sales (Netscape)
Bill Walsh                       EVP Emerging Markets  (Peoplesoft)
Kevin Yeaman                     Chief Financial Officer  (KPMG)"

SLIDE TWELVE
Title Slide: E.piphany logo and text "Financials"

SLIDE THIRTEEN
Title: "Deal Overview"
Text: "12.8 million shares (26% of combined company)
Purchase Accounting
Expected to close in 2nd quarter"

SLIDE FOURTEEN
Title: "Rapid Growth in Revenues"
Graphic of eight quarters' revenue growth, from $200,000 in Q1 '98, to $8.7 million in Q4 '99, with arrow illustrating 521% year-over-year growth from Q4 '98 to Q4 '99.

SLIDE FIFTEEN
Title: ":Key metrics"
Text:
"New customers Q4 '99: 18"
"Initial Transaction Size: $510K"
"Repeat Business (% of revenue): 43%"

SLIDE SIXTEEN
Title: "Financial Highlights"
Text: "Multiple Revenue Streams
Conservative Revenue Recognition
Low DSOs
Strong Cash Position"

SLIDE SEVENTEEN

Text:
"E.piphany will file a registration statement on Form S-4 containing a joint proxy statement and prospectus regarding the Merger. Those materials contain important information about E.piphany and the merger and you are urged to review them.
You can obtain E.piphany's public filings from the SEC website (www.sec.gov) or by contacting investor relations at E.piphany through our website (www.epiphany.com/ irform.html)."

SLIDE EIGHTEEN
Logo Slide

Additional Information and Where to find It

E.piphany plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and E.piphany and Octane expect to mail a Joint Proxy Statement/Prospectus to stockholders of E.piphany and Octane containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about E.piphany, Octane, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained by request from E.piphany by accessing the Investor Relations website at E.piphany, Inc. http://www.epiphany.com/irform.html or by mail to E.piphany, Inc., 1900 South Norfolk Street, San Mateo, California 94403, attention:
Investor Relations, telephone: 650-356-3800, or from Octane by sending mail to Octane, 2929 Campus Drive #101, San Mateo, California 94403, attention: Investor Relations, telephone: 650-295-6200.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, E.piphany files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by E.piphany at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. E.piphany's filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov. E.piphany and Octane and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from E.piphany and Octane stockholders in favor of, among other things, the adoption of the merger agreement, in the case of Octane, and the issuance of shares in connection with the merger, in the case of E.piphany. A complete description of these matters and a description of any interests that the directors and executive officers of Octane have in the merger will be available in the Joint Proxy Statement/Prospectus.